TOWNSHIP 5 SOUTH RANGE 4 WEST OF THE SALT LAKE MERIDIAN, UTAH

SALT LAKE FIELD OFFICE
TOOELE COUNTY



U54829
U47281 .20'
U22008
6
5
4
3
2
1
43-65-0083 D/C
5 39.59
1125685 D/C Min Coal
Pat Mining Claims
SEE SUPPLEMENTAL PLAT
7
8
9
10
11
12
Ophir Sheet 6
Ophir Sheet 5
Ophir Sheet 32
1125856 D/C Min Coal
1128388 D/C Min Coal
Pat Mining Claims
18
17
16
15
14
13
999401 D/C
1028827 D/C
U75590 WD Recon All Min
Ophir Sheet 9
Ophir Sheet 8
Ophir Sheet 7
U24347
19
20
21
22
23
24
30
29
28
27
26
25
IL 115
Ophir Sheet 13
Ophir Sheet 11
858838 D/C
R/W 92
1603
U54823
U 49278 RBPP Lse
U54302
U 019170
U43221
U75627
U22604
U49329 RBPP Lse
31
32
33
34
35
36
43-01-0021
43-65-0048 D/C
2438
U75590 WD Recon All Min
Lat 40°20'05"N
Long 112°13'48"W

SCALE in chains
10 5 0 10 20 30 80

WARNING STATEMENT
This plat is the Bureau's Record of Title, and should be used only as a graphic display of the township survey data. Records hereon do not reflect title changes which may have been effected by lateral movements of rivers or other bodies of water. Refer to the cadastral surveys for official survey information.

STATUS OF PUBLIC DOMAIN
LAND AND MINERAL TITLES

INDEX TO SEGREGATED TRACTS

RESURVEY	ORIGINAL SURVEY			
TRACT NO	T	R	SEC	SUBDIVISION

FOR ORDERS AFFECTING DISPOSAL OR USE OF UNIDENTIFIED LANDS WITHDRAWN FOR CLASSIFICATION, MINERALS, WATER AND/OR OTHER PUBLIC PURPOSES, REFER TO INDEX OF MISCELLANEOUS DOCUMENTS.

Determination Area, PL 167, U 071212
- Secs 3-6: All
- Sec 7: W½, NE¼, N½SE¼
- Sec 8: N½, N½SW¼, NW¼SE¼
- Sec 9: NW¼, E½NE¼, E½SE¼, W½SW¼, SE¼SW¼
- Sec 10: W½, W½E½
- Sec 11: SE¼, N½SW¼, SE¼SW¼
- Sec 13: N½
- Sec 14: N½NE¼, SE¼SE¼
- Sec 15: SW¼, SW¼SE¼, NW¼NE¼
- Sec 17: All
- Sec 18: S½S½
- Secs 19-20: All
- Sec 21: E½, SW¼
- Sec 22: All
- Sec 24: SE¼, E½SW¼, E½SW¼, E½NE¼, NE¼NE¼,
- Sec 25: NE¼, E½NW¼, E½SE¼, W½SW¼
- Sec 26: S½, S½NW¼, W½NE¼
- Sec 27: S½, NW¼, W½NE¼
- Sec 28: W½SW¼, SE¼SW¼, SW¼SE¼, E½SE¼, NE¼, N½NW¼
- Sec 29: S½, S½NW¼
- Secs 30-31: All
- Sec 33: E½SW¼, SW¼SE¼, NE¼NW¼, NW¼NE¼
- Sec 34: E½, E½W½, NW¼NW¼
- Sec 35: E½, N½NW¼, SE¼NW¼, S½SW¼, NW¼SW¼

U 6348, 6/24/68 Rest. apln affects Cane Pwr Site Cl #277. Pwr Site Cl 277 Rev by Pwr Site Canc 249, 8/28/1971, NOE until land is Rest.

CURRENT TO		
10-12-2007	PV	VJ
	MTP OG	

T 5 S
R 4 W